3Q 2024 Results

LATAM GROUP ANNOUNCES ANOTHER QUARTER OF STRONG PERFORMANCE, ACHIEVING US$301 MILLION OF NET INCOME AND 14.0% ADJ. OPERATING MARGIN

Santiago, Chile, November 6, 2024 – LATAM Airlines Group S.A. (NYSE: LTM; SSE: LTM) announced today its consolidated financial results for the third quarter ending September 30, 2024. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.55 per USD.

HIGHLIGHTS

During the third quarter of 2024, LATAM group passenger operations grew by 15.1%, achieving total operating revenues of over US$3.3 billion, an increase of 7.6% compared to the same period of 2023. This led to a strong adjusted operating margin of 14.0% and a net income attributable to the owners of the parent company for the period of US$301 million. LATAM continued to strengthen its already robust capital structure by generating US$157 million in cash during the quarter. As a result, LATAM has achieved an adjusted net leverage ratio of 1.7x, and increased its liquidity position to approximately US$3.6 billion. The aforementioned results have led LATAM to improve its guidance for 2024.

•During the third quarter 2024, consolidated capacity, measured by available seat-kilometers (ASK), increased by 15.1% when compared to the same quarter of 2023. The quarter reflected a strong load factor of 84.9%. Notably, international operations had solid year-over-year capacity growth of 22.4%, with a load factor of 86.1%.

•Total operating revenues amounted to US$3,287 million during the third quarter (+7.6% vs 3Q23). This growth was primarily driven by a 6.3% increase in passenger revenues compared to the third quarter of last year. On the other hand, cargo revenues increased by 15.7% during the quarter and have shown year-over-year growth now for two consecutive quarters, marking an upward trajectory.

•During this quarter, average jet fuel price (with hedges) decreased by 4.8%, which led to a 7.3% decrease in total adjusted CASK. A decrease also occurred in adjusted CASK ex-fuel, decreasing 7.8% to US$4.4 cents, and in adjusted passenger CASK ex-fuel, which was US$4.0 cents. Due to the foreign exchange variations including the devaluation of the Brazilian Real, these cost figures were positively impacted by approximately US$0.2 cents, although even excluding this impact, costs remained in line with the previous projected guidance for the full year. LATAM group continues to deliver on its cost containment strategy.

•LATAM reported a strong adjusted EBITDAR of US$828 million for this quarter and an adjusted EBITDAR margin of 25.2%.

•In the third quarter of 2024, net income attributable to the owners of the parent company amounted to US$301 million. With this, net income registered for the first nine month of the year totals US$705 million, an increase of 41.3% compared to the same period of 2023.

•LATAM generated US$157 million in cash during the third quarter, and with this, the group ended the quarter with a liquidity position of US$3.6 billion, representing 27.6% of last twelve months revenues. It is worth noting that on July 15th, LATAM renewed and extended its two revolving credit facility lines from US$1.1 billion to a substantial US$1.55 billion, now maturing in 2029. This provides the company with enhanced financial flexibility and liquidity.

•On October 1st, LATAM Airlines Group S.A. announced its successful debt refinancing which contemplated the issuance of secured notes in the international market for US$1.4 billion, at an annual interest rate of 7.875%, maturing in 2030. With the funds obtained from this issuance and the use of US$200 million in cash, on October 15th, LATAM prepaid the US$450 million note due in 2027 with an interest rate of 13.375%, as well as the Term

3Q 2024 Results

Loan B of US$1.081 billion due in 2027, with an interest rate of SOFR + 950 bps, equivalent to approximately 15%. Both the note and the Term Loan B were part of the Chapter 11 Process Exit Financing. In accounting terms, this refinancing will have a one-time impact on LATAM’s income statement of approximately US$134 million, of which US$45 million will be reflected in cash movements during the fourth quarter of this year.

•LATAM also updated its 2024 full year guidance, with complete details published in a table toward the end of this earnings release. In terms of capacity (ASK), LATAM now expects growth between 15% and 16% compared to the previous year. Additionally, the group projects an adjusted passenger unit cost, excluding fuel, between US$4.2 and US$4.3 cents, lower than initially projected. LATAM also improved its forecast for adjusted EBITDAR to between US$3.0 billion and US$3.15 billion and anticipates an adjusted net leverage ratio of 1.6 to 1.7x by year-end, at the lower end of its previous guidance.

MANAGEMENT COMMENTS - THIRD QUARTER OF 2024

LATAM group continues to uphold its commitment to connecting South America and the broader region with the rest of the world. By consistently expanding its network and enhancing its services, LATAM group ensures that passengers have access to a wide array of destinations across the globe. Through strategic route development and a focus on customer satisfaction, the group remains dedicated to fostering its unique value proposition. LATAM group now serves a total of 149 passenger destinations in 26 countries and 164 cargo destinations in 31 countries.

During the third quarter of 2024, LATAM group transported 21.1 million passengers, an increase of 7.1% when compared to the same quarter of 2023. As of the last twelve months, the group has transported over 80.6 million passengers across its unparalleled network, a 13.6% increase versus the same period of the previous year. This makes LATAM group the tenth largest airline group worldwide based on seats and flights flown and the leading airline group in South America. This was accompanied by solid demand during the third quarter as witnessed by the stable consolidated load factor of 84.9%, driven by all business segments and especially the international segment.

The continuation of strong operational results from previous periods and consistent focus on cost containment have been the driving force behind the financial performance the group is highlighting this third quarter. These figures illustrate that the company is generating value and thoughtfully allocating capital, achieving US$705 million of net income attributable to the owners of the parent company year to date.

As part of its capital allocation orientation and efforts to significantly lower its financial expense, LATAM Airlines Group S.A. successfully refinanced both its US$450 million note due in 2027 and its US$1.081 billion Term Loan B, also due in 2027, which were part of the Chapter 11 Process Exit Financing. This refinancing will allow LATAM to reduce its cost of debt by securing a significantly lower interest rate compared to its existing debt, resulting in a reduction of nearly US$120 million in interest payments in 2025. Additionally, by utilizing US$200 million in cash, the group has further decreased its gross debt levels.

Finally, on October 22nd, LATAM Airlines Group S.A. rang the opening bell at the New York Stock Exchange, commemorating its recent return to the world’s leading stock market on July 24, 2024. LATAM first listed on the New York Stock Exchange in 1997 as LAN Chile and was the first Latin American airline to trade American Depositary Receipts (ADRs). This milestone would not have been attainable without the collective effort of over 38,000 LATAM group employees, whose dedication and commitment have propelled LATAM to its current status.

The CFO of LATAM Airlines Group, Ramiro Alfonsín, said that "this strong performance is the result of all of the work these last few years, which has enabled the group to achieve sustained and profitable growth. LATAM has managed to reduce its debt, has almost no financial maturities in the next four years, has liquidity of approximately US$3.6 billion and has also achieved, with much effort, a passenger CASK ex fuel of US$4.0 cents."

Following the opening bell ceremony, LATAM held its "Investor Day," where the central themes were its unique value proposition in the region and its plan for sustainable and profitable growth. The event, attended by investors and analysts, featured presentations from four LATAM executives, focusing on LATAM’s competitiveness and its commitment to offering the best travel solutions to customers while being financially solid and striving to be a sustainable group that adapts to new technologies. The full presentation and webcast replay of the event is available on LATAM's Investor Relations website.

3Q 2024 Results

MANAGEMENT DISCUSSION AND ANALYSIS OF THIRD QUARTER 2024 RESULTS

LATAM group reported total operating revenues of US$3,287 million in the third quarter, an increase of 7.6% compared to the same period of 2023, mainly explained by a 6.3% increase in passenger revenues and a 15.7% increase in cargo revenues. For the third quarter of 2024, passenger and cargo revenues accounted for 87.1% and 11.6% of total operating revenues, respectively.

Passenger revenues amounted to US$2,865 million in the third quarter, increasing 6.3% versus the same period of 2023, primarily driven by a 15.1% capacity increase, measured in ASKs. During the quarter, LATAM's RASK was US$7.0 cents, showing a decrease of 7.7% compared to the previous year, in part a reflection of the 4.8% drop in jet fuel prices (including hedges) as well as foreign exchange rate variations. Despite the year-over-year decrease, RASK remained consistent with the levels published in the second quarter of 2024.

Cargo revenues amounted to US$381 million in the third quarter, increasing 15.7% versus the same period of 2023. Cargo capacity, measured in ATK, increased by 13.3%, mainly explained by the upsizing in the group's cargo and passenger fleet, together with an increase of 3.2pp in the cargo load factor due to a stronger south-bound demand environment from North America to South America.

Other income amounted to US$42 million in the third quarter, an increase of 31.7% compared to the same period of 2023. This annual growth is primarily due to higher revenues recognized from the redemption of non-airline products in the LATAM Pass program, tour services and codeshare agreements.

Total adjusted operating expenses totaled US$2,827 million during the quarter, increasing 6.8% versus 3Q23. This increase was primarily associated with the 15.1% increase in passenger operations. Average fuel price (with hedges) decreased 4.8% compared to the same period of 2023. During the third quarter of 2024, LATAM group reported an adjusted passenger CASK ex-fuel of US$4.0 cents, a 8.5% decrease compared to the same quarter of 2023. This adjusted passenger CASK ex-fuel is in line with LATAM's full year guidance, even when excluding the foreign exchange variation impact, thus reflecting a continued focus on cost containment.

The changes in adjusted operating expenses during the quarter were mainly explained by:

•Wages and benefits increased 2.1% compared to the third quarter of 2023, mainly explained by a 9.1% increase in the average headcount of the group, particularly in cabin crew linked to the 15.1% increase in passenger operations year over year, and partially offset by foreign exchange rate effects.

•Aircraft fuel costs increased 7.9% versus the same period of 2023, explained by a 13.3% increase in fuel consumption due to higher operations. This was in part offset by the 4.8% decrease in the average jet fuel price (with hedges) compared to the third quarter of 2023.

•Commissions to agents decreased 22.4% compared to 3Q23, attributed to a greater penetration of direct sales. Additionally, in the third quarter of 2023, a one-time backend accounting reclassification resulted in a higher comparison base.

•Depreciation and amortization increased 15.9% versus 3Q23, explained by the increase in the total number of aircraft. LATAM group ended the third quarter of 2023 with 321 aircraft, compared to 341 aircraft at the end of the same quarter of this year. Furthermore, this line increased due to the incorporation of newer, state-of-the-art aircraft into the operation, with an incremental amount of 18 Airbus Neo family aircraft versus the same quarter of 2023.

•Other rental and landing fees decreased 6.3% versus 3Q23, mainly due to currency depreciation and the reversal of certain provisions, partially offset by the increase in international operations, as well as the number of passengers transported.

•Passenger services expenses totaled US$83 million during the third quarter, increasing 29.0% versus the same period of 2023. This can primarily be attributed to the 15.1% growth in capacity, particularly driven by the 22.4% growth of the international segment, which has resulted in a more significant international mix in the operations, along with higher costs of catering and onboard services.

3Q 2024 Results

•Aircraft rentals expenses, which correspond exclusively to LATAM group’s fleet power-by-the-hour (PBH) contracts, amounted to US$1.0 million, representing a 95.7% decrease versus 3Q23. This significant decline is a result of almost all PBH contracts for aircraft having expired, with only a few aircraft remaining under PBH. This expense is considered a special item since there is a non-cash double counting of fleet PBH in Aircraft Rentals and in the Depreciation & Amortization line, and therefore has been adjusted for in the adjusted financial figures.

•Aircraft maintenance expenses totaled US$228 million, corresponding to a 65.9% increase versus 3Q23 primarily due to a higher level of operations and flight cycles in both passenger and cargo segments. Additionally, the increase was driven by escalation in unit costs, intensified by supply chain challenges, as well as non-recurring costs associated with the redelivery costs for certain aircraft.
•Other operating expenses decreased 7.1% compared to 3Q23 and amounted to US$330 million, partially explained by a reduction of reservation systems and civil claim cost reduction, due to better operational performance and lower affected passengers in Brazil, along with foreign exchange rate effects.

•Other gains and losses totaled US$9 million in losses for the third quarter, primarily due to labor contingencies in Argentina. This line includes, but is not limited to, contingencies related to non-current operations, fair value adjustments, and other one-time effects.

Non-operating results

•Interest income amounted to US$46 million in the quarter, explained by a higher level of cash and cash and a higher interest rate compared to 3Q23.

•Interest expense increased 11.9% versus 3Q23, to US$195 million during the quarter, mainly due to the increase in the number of aircraft leases.

•Foreign exchange gains and losses amounted to US$20 million in losses in the second quarter, with a decrease of 147.4% compared to the same period of 2023, mainly related to the depreciation of the Brazilian Real, as well as the effect of the bond in UF (Unidad de Fomento, in Spanish) during the third quarter of 2024.

•Result of indexation units amounted to US$7 million in the quarter, which is an increase compared to the same period of 2023 mainly due to the adjustments for hyperinflation primarily linked to the increase in labor contingencies in Argentina due to the cease of its domestic operations, together with a higher CPI than 2023.

•Net income attributable to the owners of the parent company during the quarter amounted to US$301 million.

3Q 2024 Results

LIQUIDITY AND FINANCING

During the third quarter of 2024, LATAM group generated US$157 million in cash. As of quarter end, LATAM's liquidity stood at approximately US$3.6 billion, comprised of approximately US$2.0 billion in cash and cash equivalents, in addition to US$1.55 billion in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months was 27.6%.

LATAM group registered a consolidated fleet debt (operational leases and finance leases) of US$4.3 billion, alongside a non-fleet debt of US$2.8 billion. This results in a total gross debt of US$7.1 billion and a net debt of US$5.1 billion. At the end of the period, LATAM group reported an adjusted net leverage of 1.7x, demonstrating its continued strong capital structure and robust operations.

With respect to LATAM group’s fuel hedging policy, its main objective is to protect against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM group hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months, as of October 29, 2024, are shown in the table below:

	4Q24	1Q25	2Q25	3Q25
Hedge positions
Estimated Fuel consumption hedged	55%	46%	42%	34%

Note: Hedge positions per quarter for the next months (4Q24, 1Q25, 2Q25 and 3Q25), as of September 30, were 55%, 41%, 37% and 29% respectively.

3Q 2024 Results

LATAM FLEET PLAN

LATAM group’s fleet is composed of 263 Airbus narrow-body aircraft, 56 Boeing wide-body aircraft and 22 Boeing cargo freighters, totaling 341 aircraft. During the third quarter, the group received one Airbus A320Neo and converted one Boeing 767 into a cargo freighter. For a breakdown of the current fleet, please see the fleet chart in the reference tables section toward the end of this report.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus and Boeing for new aircraft and additionally has signed several contracts with lessors to receive both narrow-body Airbus and wide-body Boeing aircraft in the coming years, as detailed below. In particular, on October 22, 2024, LATAM announced the additional purchase of 10 Boeing 787 aircraft, securing the few available production slots through 2030. These new technology aircraft will allow LATAM group to continue to modernize and expand its fleet.

Fleet Plan		As of end of year
	2023	2024	2025	2026
Passenger Aircraft
Narrow Body
Airbus Ceo Family	225	224	223	212
Airbus Neo Family	31	43	62	77
Total NB	256	267	285	289

Wide Body
Boeing 787	36	37	39	41
Other Boeing	21	19	19	19
Total WB	57	56	58	60

TOTAL	313	323	343	349

Cargo Aircraft
Boeing 767-300F	20	21	19	19
TOTAL	20	21	19	19
TOTAL FLEET	333	344	362	368

AVERAGE FLEET	316	339	350	366

Note: This fleet plan takes into account LATAM group's best estimates for committed arrivals, current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale and expected to be sold in 2024.

3Q 2024 Results

2024 GUIDANCE

LATAM group is raising its guidance for the full year 2024 due to the strong results during the year and a positive demand environment. The Company expects an adjusted EBITDAR of US$3.00 - $3.15 billion, up from US$2.75 - $3.05 billion as compared to the previous guidance issued on May 2, 2024.

Updated guidance for the full year 2024, complementing the partial update released on October 22nd, as detailed below:

Indicator	Guidance	2024E			Updated 2024E

Operating Indicators	Total ASK Growth vs 2023	14	% -	16%	15	% -	16%
	Domestic Brazil ASK Growth vs 2023	8	% -	10%	7	% -	8%
	Domestic Spanish Speaking Countries ASK Growth vs 2023	14	% -	16%	11	% -	12%
	International ASK Growth vs 2023	18	% -	20%	21	% -	22%
	Total ATK Growth vs 2023	10	% -	12%	11	% -	12%

Financial Indicators	Revenues (US$ billion)	12.8 -		13.1	12.9 -		13.1
	CASK ex fuel (US$ cents)	4.8 -		5.0	4.7 -		4.8
	Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.3 -		4.5	4.2 -		4.3
	Adjusted EBIT[2] (US$ billion)	1.40 -		1.60	1.55 -		1.65
	Adjusted EBIT Margin	11.0	% -	12.5%	12.0	% -	12.5%
	Adjusted EBITDAR[2] (US$ billion)	2.75 -		3.05	3.00 -		3.15
	Adjusted EBITDAR Margin	21.5	% -	23.5%	23.5	% -	24.0%
	Liquidity[3] (US$ billion)	2.9 -		3.1	3.3 -		3.5
	Financial Net Debt[4] (US$ billion)	5.0 -		5.2	5.0 -		5.2
	Financial Net Debt4/Adjusted EBITDAR[2] (x)	1.6x -		1.8x	1.6x -		1.7x

	Assumptions
	Average exchange rate (BRL/USD)	5.1			5.4
	Jet fuel price (US$/bbl)	110			100

1) Adjusted Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations, adjusted to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensations associated with the Corporate Incentive Plan.
2) Adjusted EBIT and Adjusted EBITDAR exclude other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
3) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. Does not assume Liability Management excercise in 2024.
4) Financial Net Debt includes operating leases liabilities, financial leases and other financial debt, net of Cash and Cash Equivalents.

Note on forward-looking assumptions, outlooks and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions, outlooks and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our revised 2024 guidance is based on our unaudited results for the third quarter of 2024, which exceeded our estimates for that period. We believe the primary drivers of the improvement in our results for the third quarter of 2024 were strong demand, additional capacity and costs containment. Our third quarter results may not be indicative of future performance, which remains subject to a number and uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on February 22, 2024 and especially the risks and uncertainties associated with the more recent conflicts developing in the Middle East. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

3Q 2024 Results

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM Airlines Group S.A. filed its financial statements for the period ended September 30, 2024 with the Comisión para el Mercado Financiero (CMF) of Chile on November 6, 2024. These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the third quarter 2024 financial results on Thursday, November 7, 2024, at 08:00 am ET / 10:00 am Santiago.

Webcast Link: Click here
Participant Dials:
United States - Toll (646) 307-1963
USA & Canada - Toll-Free (800) 715-9871
Passcode/Conference ID: 6831784

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 22 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at www.latamairlinesgroup.net.

3Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the Third Quarter 2024 (in thousands of US Dollars)

	For the three month period ended September 30,
	2024	Adjustments	2024 Adjusted	2023 Adjusted	% Change
REVENUE
Passenger	2,864,715	—	2,864,715	2,695,572	6.3%
Cargo	380,507	—	380,507	328,949	15.7%
Other Income	42,060	—	42,060	31,944	31.7%
TOTAL OPERATING REVENUE	3,287,282	—	3,287,282	3,056,465	7.6%
EXPENSES
Wages and Benefits	(433,125)	15,060	(418,065)	(409,335)	2.1%
Aircraft Fuel	(1,023,159)	—	(1,023,159)	(948,301)	7.9%
Commissions to Agents	(60,818)	—	(60,818)	(78,352)	(22.4%)
Depreciation and Amortization	(367,426)	—	(367,426)	(316,961)	15.9%
Other Rental and Landing Fees	(315,905)	—	(315,905)	(337,113)	(6.3%)
Passenger Services	(83,013)	—	(83,013)	(64,349)	29.0%
Aircraft Rentals	(960)	960	—	—	n.m.
Aircraft Maintenance	(228,257)	—	(228,257)	(137,577)	65.9%
Other Operating Expenses	(330,213)	—	(330,213)	(355,346)	(7.1%)
Other gains/(losses)	(8,590)	8,590	—	—	n.m
TOTAL OPERATING EXPENSES	(2,851,466)	24,610	(2,826,856)	(2,647,334)	6.8%
OPERATING INCOME/(LOSS)	435,816	24,610	460,426	409,131	12.5%
Operating Margin	13.3%	0.7pp	14.0%	13.4%	0.6pp
Interest Income	46,170	—	46,170	32,671	41.3%
Interest Expense	(194,731)	—	(194,731)	(173,982)	11.9%
Foreign exchange gains	(19,613)	19,613	—	—	n.m
Result of indexation units	6,922	(6,922)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	274,564	37,301	311,865	267,820	16.4%
Income Taxes	27,949	—	27,949	3,376	727.9%
NET INCOME/(LOSS)	302,513	37,301	339,814	271,196	25.3%
Attributable to:
Owners of the parent	301,208	37,301	338,509	270,239	25.3%
Non-controlling interest	1,305	—	1,305	957	36.4%
NET INCOME/(LOSS) attributable to the owners of the parent	301,208	37,301	338,509	270,239	25.3%
Net Margin attributable to the owners of the parent	9.2%	1.1pp	10.3%	8.8%	1.5pp
Effective Tax Rate	10.2%	(1.2pp)	9.0%	1.3%	7.7pp
Financial Metrics for the Third Quarter 2024 (in thousands of US Dollars)
	For the three month period ended September 30,
	2024		2023		Change (%)
Adjusted EBITDAR	827,852		726,092		14.0%
Adjusted EBITDAR Margin	25.2%		23.8%		1.4pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

3Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the nine-month period ended September (in thousands of US Dollars)

	For the nine month period ended September 30,
	2024	Adjustments	2024 Adjusted	2023 Adjusted	Var. %
REVENUE
Passenger	8,365,830	—	8,365,830	7,367,476	13.6%
Cargo	1,129,871	—	1,129,871	1,061,564	6.4%
Other Income	142,831	—	142,831	108,947	31.1%
TOTAL OPERATING REVENUE	9,638,532	—	9,638,532	8,537,987	12.9%
EXPENSES
Wages and Benefits	(1,278,365)	51,455	(1,226,910)	(1,119,580)	9.6%
Aircraft Fuel	(3,039,985)	—	(3,039,985)	(2,858,583)	6.3%
Commissions to Agents	(176,600)	—	(176,600)	(179,279)	(1.5%)
Depreciation and Amortization	(1,045,036)	—	(1,045,036)	(882,420)	18.4%
Other Rental and Landing Fees	(1,107,087)	—	(1,107,087)	(953,399)	16.1%
Passenger Services	(237,312)	—	(237,312)	(192,884)	23.0%
Aircraft Rentals	(3,204)	3,204	—	—	n.m.
Aircraft Maintenance	(582,399)	—	(582,399)	(428,051)	36.1%
Other Operating Expenses	(1,026,276)	—	(1,026,276)	(948,348)	8.2%
Other gains/(losses)	(51,717)	51,717	—	—	n.m
TOTAL OPERATING EXPENSES	(8,547,981)	106,376	(8,441,605)	(7,562,544)	11.6%
OPERATING INCOME/(LOSS)	1,090,551	106,376	1,196,927	975,443	22.7%
Operating Margin	11.3%	1.1pp	12.4%	11.4%	1.0pp
Interest Income	108,701	—	108,701	95,857	13.4%
Interest Expense	(575,562)	—	(575,562)	(510,759)	12.7%
Foreign exchange gains	67,469	(67,469)	—	—	n.m
Result of indexation units	14,678	(14,678)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	705,837	24,229	730,066	560,541	30.2%
Income Taxes	1,920	—	1,920	7,463	(74.3%)
NET INCOME/(LOSS)	707,757	24,229	731,986	568,004	28.9%
Attributable to:
Owners of the parent	705,033	24,229	729,262	568,983	28.2%
Non-controlling interest	2,724	—	2,724	(979)	n.m
NET INCOME/(LOSS) attributable to the owners of the parent	705,033	24,229	729,262	568,983	28.2%
Net Margin attributable to the owners of the parent	7.3%	0.3pp	7.6%	6.7%	0.9pp
Effective Tax Rate	0.3%	0.0pp	0.3%	1.3%	(1.1pp)
Financial Metrics for the nine-month period ended September (in thousands of US Dollars)
	For the nine month period ended June 30
	2024		2023		Change (%)
Adjusted EBITDAR	2,241,963		1,857,863		20.7%
Adjusted EBITDAR Margin	23.3%		21.8%		1.5pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

3Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended September 30,			For the nine month period ended September 30,
	2024	2023	% Change	2024	2023	% Change

System
Costs per ASK (US$ cents)	7.0	7.7	(9.3%)	7.3	7.7	(5.0%)
Adjusted Costs per ASK (US$ cents)	6.9	7.5	(7.3%)	7.2	7.5	(4.0%)
Costs per ASK ex fuel (US$ cents)	4.5	5.0	(11.0%)	4.7	4.9	(3.0%)
Adjusted Costs per ASK ex fuel (US$ cents)	4.4	4.8	(7.8%)	4.6	4.7	(1.2%)
Adjusted Passenger CASK ex fuel (US$ cents)	4.0	4.3	(8.5%)	4.1	4.3	(3.2%)
Fuel Gallons Consumed (millions)	347	306	13.3%	1,003	876	14.6%
Fuel Gallons Consumed per 1,000 ASKs	8.5	8.7	(1.6%)	8.6	8.7	(1.4%)
Fuel Price (with hedge) (US$ per gallon)	2.95	3.10	(4.8%)	3.03	3.26	(7.2%)
Fuel Price (without hedge) (US$ per gallon)	2.89	3.16	(8.3%)	3.03	3.27	(7.2%)
Average Trip Length (km)	1,636	1,529	7.0%	1,621	1,539	5.3%
Total Number of Employees (average)	37,767	34,626	9.1%	36,960	33,779	9.4%
Total Number of Employees (end of the period)	38,065	34,888	9.1%	38,065	34,888	9.1%

Passenger
ASKs (millions)	40,711	35,357	15.1%	116,909	100,570	16.2%
RPKs (millions)	34,570	30,171	14.6%	98,056	82,808	18.4%
Passengers Transported (thousands)	21,137	19,734	7.1%	60,507	53,815	12.4%
Load Factor (based on ASKs) %	84.9%	85.3%	(0.4pp)	83.9%	82.3%	1.5pp
Yield based on RPKs (US$ cents)	8.3	8.9	(7.2%)	8.5	8.9	(4.1%)
Revenues per ASK (US$ cents)	7.0	7.6	(7.7%)	7.2	7.3	(2.3%)

Cargo
ATKs (millions)	2,018	1,781	13.3%	5,924	5,245	12.9%
RTKs (millions)	1,072	889	20.6%	3,132	2,680	16.9%
Tons Transported (thousands)	246	230	6.9%	728	685	6.3%
Load Factor (based on ATKs) %	53.1%	49.9%	3.2pp	52.9%	51.1%	1.8pp
Yield based on RTKs (US$ cents)	35.5	37.0	(4.1%)	36.1	39.6	(8.9%)
Revenues per ATK (US$ cents)	18.9	18.5	2.1%	19.1	20.2	(5.8%)

Note: Adjusted figures include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel also excludes cargo costs associated with belly and freighter operations.

3Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30,	As of December 31
	2024	2023

Assets
Cash and cash equivalents	2,010,205	1,714,761
Other financial assets	65,924	174,819
Other non-financial assets	266,847	185,264
Trade and other accounts receivable	1,267,356	1,385,910
Accounts receivable from related entities	19	28
Inventories	479,834	592,880
Current tax assets	68,013	47,030
Total current assets other than non-current assets (or disposal groups) classified as held for sale	4,158,198	4,100,692

Non-current assets (or disposal groups) classified as held for sale	42,726	102,670

Total current assets	4,200,924	4,203,362

Other financial assets	51,677	34,485
Other non-financial assets	102,484	168,621
Accounts receivable	12,785	12,949
Intangible assets other than goodwill	1,086,197	1,151,986
Property, plant and equipment	9,764,334	9,091,130
Deferred tax assets	6,443	4,782
Total non-current assets	11,023,920	10,463,953
Total assets	15,224,844	14,667,315

Liabilities and shareholders' equity
Other financial liabilities	688,654	596,063
Trade and other accounts payables	2,105,366	1,765,279
Accounts payable to related entities	18,170	7,444
Other provisions	4,678	15,072
Current tax liabilities	4,127	2,371
Other non-financial liabilities	3,384,098	3,301,906
Total current liabilities	6,205,093	5,688,135

Other financial liabilities	6,426,075	6,341,669
Accounts payable	458,994	418,587
Other provisions	716,948	926,736
Deferred tax liabilities	342,815	382,359
Employee benefits	162,585	122,618
Other non-financial liabilities	197,535	348,936
Total non-current liabilities	8,304,952	8,540,905
Total liabilities	14,510,045	14,229,040

Share capital	5,003,534	5,003,534
Retained earnings	957,934	464,411
Other equity	39	39
Other reserves	(5,237,027)	(5,017,682)
Parent’s ownership interest	724,480	450,302
Non-controlling interest	(9,681)	(12,027)
Total equity	714,799	438,275
Total liabilities and equity	15,224,844	14,667,315

3Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of September 30,	As of September 30,
	2024	2023

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	10,391,652	9,721,455
Other cash receipts from operating activities	169,606	117,382

Payments for operating activities
Payments to suppliers for the supply goods and services	(7,273,494)	(7,067,817)
Payments to and on behalf of employees	(973,996)	(957,947)
Other payments for operating activities	(242,328)	(198,128)
Income taxes (paid)	(35,780)	(15,451)
Other cash inflows (outflows)	79,600	(41,231)

Net cash (outflow) inflow from operating activities	2,115,260	1,558,263

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	77,438	46,524
Purchases of property, plant and equipment	(780,007)	(429,271)
Purchases of intangible assets	(60,070)	(57,450)
Interest received	87,772	63,927
Other cash inflows (outflows)	34,469	38,278

Net cash (outflow) inflow from investing activities	(640,398)	(337,992)

Cash flows inflow (out flow) from financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	—	(23)
Loans repayments	(184,372)	(284,470)
Payments of lease liabilities	(244,159)	(159,952)
Dividends paid	(174,838)	—
Interest paid	(492,532)	(383,169)
Other cash (outflows) inflows	(17,777)	(4,529)

Net cash inflow (outflow) from financing activities	(1,113,678)	(832,143)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	361,184	388,128
Effects of variation in the exchange rate on cash and cash equivalents	(65,740)	24,693
Net (decrease) increase in cash and cash equivalents	295,444	412,821

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,714,761	1,216,675

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,010,205	1,629,496

3Q 2024 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended September 30	For the nine month period ended September 30
	2024	2024

Adjusted EBITDAR	827,852	2,241,963

Changes in working capital	(7,713)	95,301
Cash taxes	(6,408)	(35,780)
Operating lease payments	(185,253)	(459,245)
Interest Income	29,756	87,772
Adj. Operating cash flow	658,233	1,930,011

Maintenance Capex	(159,053)	(401,009)
Capex for growth & Fleet Capex Net of Financing	(270,570)	(594,619)
Adj. Investment cash flow	(429,623)	(995,628)

Adj. Unlevered FCF	228,610	934,383
Interest on financial debt	(49,941)	(227,329)
Interest on finance leases	(16,807)	(53,321)
Adj. Levered FCF	161,862	653,733

Finance lease amortization	(38,299)	(168,350)
Non-Fleet Financial debt net amortization	(2,750)	(16,022)
Statutory Dividends	—	(174,838)
Other (Incl. Asset Sale, Fx and others)	36,033	921
Adj. Financing & Others cash flow	(71,764)	(638,939)
Change in cash	156,846	295,444

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,853,359	1,714,761
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,010,205	2,010,205

Fleet Cash Cost	(233,478)	(662,923)

Notes:

1) Adjusted EBITDAR includes adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
2) Operating lease payments include variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance Capex primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as capex associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet capex (net of financing) includes capex associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities). Calculation can be found in page 17.

3Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30,	As of December 31,
	2024	2023

Total Assets	15,224,844	14,667,315
Total Liabilities	14,510,045	14,229,040
Total Equity*	714,799	438,275
Total Liabilities and Shareholders equity	15,224,844	14,667,315

Debt
Current and long term portion of loans from financial institutions**	3,032,968	3,066,648
Current and long term portion of obligations under capital leases	822,454	901,546
Total Financial Debt	3,855,422	3,968,194
Lease liabilities	3,252,799	2,967,994
Total Gross Debt	7,108,221	6,936,188
Cash, cash equivalents and liquid investments	(2,010,205)	(1,714,761)
Total Net Debt	5,098,016	5,221,427
*Includes non-controlling interest.
**Excluding associated guarantees.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of September 30,	As of December 31,
	2024	2023

Cash, cash equivalents and liquid investments as % of LTM revenues	15.6%	14.5%
Liquidity* as % of LTM revenues	27.6%	23.9%

Gross Debt (US$ thousands)	7,108,221	6,936,188
Gross Debt / Adjusted EBITDAR (LTM)	2.4	2.7

Net Debt (US$ thousands)	5,098,016	5,221,427
Net Debt / Adjusted EBITDAR (LTM)	1.7	2.1

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of September 30, 2024, and December 31, 2023, it is calculated using the last twelve months as of September 30, 2024 (US$2,917,375) and the full twelve months in 2023 (US$2,533,274).

*Includes "Cash and cash equivalents" and a Revolving Credit Facility fully undrawn amounting to US$1.55 billion as of September 30, 2024.

3Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of September 30, 2024
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	9	—	9
Boeing 777-300ER	8	2	10
Boeing 787-8	4	6	10
Boeing 787-9	2	25	27
Airbus A319-100	15	25	40
Airbus A320-200	86	49	135
Airbus A320-Neo	1	24	25
Airbus A321-200	19	30	49
Airbus A321-Neo	—	14	14
TOTAL	144	175	319

Cargo Aircraft
Boeing 767-300F	21	1	22
TOTAL	21	1	22

TOTAL FLEET	165	176	341

Note: This table includes 3 Boeing 767-300F and 4 Airbus A319-100 that were reclassified from Property, Plant and Equipment to Assets Held for Sale.

3Q 2024 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended September 30			For the nine month period ended September 30
	2024	2023	% Change	2024	2023	% Change

Cost of sales	(2,407,892)	(2,199,469)	9.5%	(7,148,199)	(6,386,833)	11.9%
Distribution costs	(160,496)	(176,080)	(8.9%)	(461,880)	(423,978)	8.9%
Administrative expenses	(198,467)	(164,642)	20.5%	(579,614)	(487,768)	18.8%
Other expenses	(76,021)	(142,489)	(46.6%)	(306,571)	(374,074)	(18.0%)
Other gains/(losses)	(8,590)	(48,850)	(82.4%)	(51,717)	(69,974)	(26.1%)
TOTAL OPERATING EXPENSES	(2,851,466)	(2,731,530)	4.4%	(8,547,981)	(7,742,627)	10.4%
Other gains/(losses)	8,590	48,850	(82.4%)	51,717	69,974	(26.1%)
Adjustments for Corporate Incentive Plan	15,060	13,210	14.0%	51,455	40,777	26.2%
Aircraft rentals expense	960	22,136	(95.7%)	3,204	69,332	(95.4%)
ADJUSTED TOTAL OPERATING EXPENSES	(2,826,856)	(2,647,334)	6.8%	(8,441,605)	(7,562,544)	11.6%

TOTAL OPERATING EXPENSES	(2,851,466)	(2,731,530)	4.4%	(8,547,981)	(7,742,627)	10.4%
Aircraft fuel expenses	1,023,159	948,301	7.9%	3,039,985	2,858,583	6.3%
Operating Expenses (Ex-Fuel)	(1,828,307)	(1,783,229)	2.5%	(5,507,996)	(4,884,044)	12.8%
ASKs (millions)	40,711	35,357	15.1%	116,909	100,570	16.2%
CASK (Ex-Fuel)	(4.5)	(5.0)	(11.0%)	(4.7)	(4.9)	(3.0%)

ADJUSTED TOTAL OPERATING EXPENSES	(2,826,856)	(2,647,334)	6.8%	(8,441,605)	(7,562,544)	11.6%
Aircraft fuel expenses	1,023,159	948,301	7.9%	3,039,985	2,858,583	6.3%
Adjusted Operating Expenses (Ex-Fuel)	(1,803,697)	(1,699,033)	6.2%	(5,401,620)	(4,703,961)	14.8%
ASKs (millions)	40,711	35,357	15.1%	116,909	100,570	16.2%
ADJUSTED CASK Ex-Fuel (US$ cents)	(4.4)	(4.8)	(7.8%)	(4.6)	(4.7)	(1.2%)

Operating lease payments	(185,253)	(125,436)	47.7%	(459,245)	(342,272)	34.2%
Interest on finance leases	(16,807)	(20,129)	(16.5%)	(53,321)	(57,158)	(6.7%)
Finance lease amortization	(38,299)	(68,526)	(44.1%)	(168,350)	(204,834)	(17.8%)
Non-fleet lease liabilities	6,881	6,061	13.5%	17,993	17,483	2.9%
FLEET CASH COSTS	(233,478)	(208,030)	12.2%	(662,923)	(586,781)	13.0%

NET INCOME/(LOSS)	302,513	232,777	30.0%	707,757	497,893	42.2%
Income Taxes	(27,949)	(3,376)	727.9%	(1,920)	(7,463)	(74.3%)
Interest Expense	194,731	173,982	11.9%	575,562	510,759	12.7%
Interest Income	(46,170)	(32,671)	41.3%	(108,701)	(95,857)	13.4%
Depreciation and Amortization	367,426	316,961	15.9%	1,045,036	882,420	18.4%
EBITDA	790,551	687,673	15.0%	2,217,734	1,787,752	24.1%
Aircraft rentals expense	960	22,136	(95.7%)	3,204	69,332	(95.4%)
EBITDAR	791,511	709,809	11.5%	2,220,938	1,857,084	19.6%
Other gains/(losses)	8,590	48,850	(82.4%)	51,717	69,974	(26.1%)
Foreign exchange gains/(losses)	19,613	(41,353)	(147.4%)	(67,469)	(104,824)	(35.6%)
Results of indexation units	(6,922)	(4,424)	56.5%	(14,678)	(5,148)	185.1%
Adjustments for Corporate Incentive Plan	15,060	13,210	14.0%	51,455	40,777	26.2%
ADJUSTED EBITDAR	827,852	726,092	14.0%	2,241,963	1,857,863	20.7%